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                              June 27, 2022

       James A. J. Nickolas
       Senior Vice President and Chief Financial Officer
       Martin Marietta Materials Inc.
       2710 Wycliff Road
       Raleigh, North Carolina

                                                        Re: MARTIN MARIETTA
MATERIALS INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-12744

       Dear Mr. Nickolas:

              We have reviewed your June 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       [Month day, year] letter.

       Form 10-K

       Properties, page 27

   1. We note your response to comment 2 indicating your original filing disclosed the reserve prices and that no
change was necessary. Your original filing used the average selling price to estimate a
value for your resources and reserves by region and material classification. Your
proposed revision to the resource and reserve tables only discloses your regional average
selling prices by region and material classification. Please disclose the resource/reserve
prices used to estimate your resources and reserves, which are separate from your
average selling price. See Items 1302(e)(4) and1303(b)(3)(iv) of
                                                        Regulation S-K.
 James A. J. Nickolas
FirstName  LastNameJames    A. J. Nickolas
Martin Marietta Materials Inc.
Comapany
June       NameMartin Marietta Materials Inc.
     27, 2022
June 27,
Page 2 2022 Page 2
FirstName LastName
      You may contact Ken Schuler, Mine Engineer, at (202) 551 - 3718 or Craig Arakawa,
Accounting Branch Chief, at (202) 551 - 3650 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation